Exhibit 2

2019 FIRST QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - March				First Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Consolidated cement volume	14,933	15,901	(6%)		14,933	15,901	(6%)	
Consolidated ready-mix volume	12,085	12,200	(1%)		12,085	12,200	(1%)	
Consolidated aggregates volume	34,380	33,312	3%		34,380	33,312	3%	
Net sales	3,238	3,341	(3%)	1%	3,238	3,341	(3%)	1%
Gross profit	999	1,070	(7%)	(3%)	999	1,070	(7%)	(3%)
as % of net sales	30.9%	32.0%	(1.1pp)		30.9%	32.0%	(1.1pp)	
Operating earnings before other expenses, net	294	343	(14%)	(12%)	294	343	(14%)	(12%)
as % of net sales	9.1%	10.3%	(1.2pp)		9.1%	10.3%	(1.2pp)	
Controlling interest net income (loss)	39	20	92%		39	20	92%	
Operating EBITDA	562	598	(6%)	(3%)	562	598	(6%)	(3%)
as % of net sales	17.4%	17.9%	(0.5pp)		17.4%	17.9%	(0.5pp)	
Free cash flow after maintenance capital expenditures	(337)	(198)	(70%)		(337)	(198)	(70%)	
Free cash flow	(373)	(207)	(80%)		(373)	(207)	(80%)	
Total debt plus perpetual notes	11,673	12,554	(7%)		11,673	12,554	(7%)	
Earnings (loss) of continuing operations per ADS	(0.01)	0.01	N/A		(0.01)	0.01	N/A	
Fully diluted earnings (loss) of continuing operations per ADS [1]	(0.01)	0.02	N/A		(0.01)	0.02	N/A	
Average ADSs outstanding	1,532	1,540	(1%)		1,532	1,540	(1%)	
Employees	41,054	41,360	(1%)		41,054	41,360	(1%)	

This information does not include discontinued operations. Please see page 13 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 12 for end-of quarter CPO-equivalent units outstanding.
[1] For the period January-March 2019, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the first quarter of 2019 reached US$3.2 billion, representing a decrease of 3%, or an increase of 1% on a like-to-like basis for the ongoing operations and adjusting for foreign exchange fluctuations, compared with the first quarter of 2018. The like-to-like increase was due to higher local-currency prices for our products in all of our regions, as well as higher volumes in our three core products in Europe and in ready-mix and aggregates in the U.S.

Cost of sales as a percentage of net sales increased by 1.1pp during the first quarter of 2019 compared with the same period last year, from 68.0% to 69.1%. The increase was mainly driven by higher energy costs as well as higher volumes of purchased cement and clinker.

Operating expenses as a percentage of net sales remained flat during the first quarter of 2019 compared with the same period in 2018 at 21.8%, reflecting the cost-reduction initiatives under our A Stronger CEMEX plan.

Operating EBITDA decreased 6% to US$562 million during the first quarter of 2019 compared with the same period last year or decreased 3% on a like-to-like basis for the ongoing operations and adjusting for foreign-exchange fluctuations. Higher contributions from our Europe region were more than offset by declines in the rest of our regions.

Operating EBITDA margin decreased by 0.5pp, from 17.9% in the first quarter of 2018 to 17.4% this quarter.

Gain (loss) on financial instruments for the quarter was a gain of US$8 million, resulting mainly from the derivatives related to the shares of GCC.

Other expenses, net, for the quarter were US$53 million, which includes severance payments and impairment of assets.

Foreign exchange results for the quarter was a gain of US$4 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a gain of US$39 million in the first quarter of 2019, compared with a gain of US$20 million in the same quarter of 2018. This higher gain primarily reflects lower financial expenses, a positive variation in foreign exchange fluctuations and a positive variation in discontinued operations, partially offset by lower operating earnings, lower gains from financial instruments and higher income tax.

Net debt plus perpetual notes increased by US$94 million during the quarter.

2019 First Quarter Results Page 2

Operating results

Mexico

	January - March				First Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	706	801	(12%)	(8%)	706	801	(12%)	(8%)
Operating EBITDA	255	308	(17%)	(14%)	255	308	(17%)	(14%)
Operating EBITDA margin	36.1%	38.5%	(2.4pp)		36.1%	38.5%	(2.4pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(15%)	(15%)	(11%)	(11%)	(6%)	(6%)
Price (USD)	(0%)	(0%)	0%	0%	(1%)	(1%)
Price (local currency)	3%	3%	4%	4%	3%	3%

In **Mexico**, volumes for domestic gray cement, ready mix and aggregates decreased by 15%, 11% and 6%, respectively, during the first quarter of 2019 on a year-over-year basis. Both domestic gray cement and aggregates prices in local-currency terms increased by 3% during the quarter while ready mix prices increased by 4%, on a year-over-year basis. Sequentially, prices for domestic gray cement increased by 4% while both ready-mix and aggregates prices increased by 2%.

The transition phase of the new government resulted in lower infrastructure investment, intensified by the termination of important projects last year, as well as reduced housing activity in anticipation of the announcement and implementation of new housing policies and regulations. The industrial-and-commercial sector drove cement consumption during the quarter, stimulated by tourism activity in the Pacific and Southeast regions. The formal residential sector underwent a significant drop in consumption reflecting a slower-than-expected start of new housing programs. The self-construction sector also experienced a decline in consumption during the quarter.

United States

	January - March				First Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	878	856	3%	3%	878	856	3%	3%
Operating EBITDA	130	131	(1%)	(1%)	130	131	(1%)	(1%)
Operating EBITDA margin	14.8%	15.3%	(0.5pp)		14.8%	15.3%	(0.5pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(4%)	(4%)	1%	1%	5%	5%
Price (USD)	4%	4%	2%	2%	1%	1%
Price (local currency)	4%	4%	2%	2%	1%	1%

In the **United States**, our ready-mix and aggregates daily volumes grew by 3% and 7%, respectively, while domestic gray cement daily volumes declined by 2%, during the first quarter of 2019 on a year-over-year basis. Prices for our domestic gray cement, ready mix and aggregates increased by 4%, 2% and 1%, respectively, on a year-over-year basis. Sequentially, both our domestic gray cement and ready-mix prices grew 1%, while aggregates prices showed a 1% decline.

Our volume growth during the first quarter was affected by inclement weather in about half of our portfolio. Infrastructure and residential were the principal drivers of volume growth in the first quarter. While the residential sector has slowed this year, with year-to-date housing starts as of March down 10%, our key-states continue to outperform the national average. In the industrial-and-commercial sector, construction spending is up 3% year-to-date February, with strength in offices and lodging. Regarding infrastructure, street-and-highway spending has continued to grow this year, up 18% year-to-date February, on the back of increased state spending on highways. Contract awards in our key states have grown 17% in the last twelve months as of February and in excess of the national average.

2019 First Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - March				First Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	427	455	(6%)	(1%)	427	455	(6%)	(1%)
Operating EBITDA	103	107	(4%)	(0%)	103	107	(4%)	(0%)
Operating EBITDA margin	24.1%	23.6%	0.5pp		24.1%	23.6%	0.5pp	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(1%)	(1%)	(6%)	(6%)	(14%)	(14%)
Price (USD)	(4%)	(4%)	(8%)	(8%)	(3%)	(3%)
Price (local currency) (*)	2%	2%	(1%)	(1%)	4%	4%

In our **South, Central America and the Caribbean** region, our domestic gray cement, ready-mix and aggregates volumes decreased by 1%, 6% and 14%, respectively, during the first quarter of 2019 compared to the same period last year. Cement volumes increased in Colombia, Dominican Republic, Guatemala and El Salvador, while ready-mix volumes improved in Colombia and Puerto Rico.

In **Colombia**, during the first quarter, both our domestic gray cement and ready-mix volumes increased by 8% on a year-over-year basis. Sequentially, our domestic gray cement volumes decreased by 3% while ready-mix volumes grew by 5%. This quarter, infrastructure activity continued its positive performance supported by diverse projects including the continuation of 4G activity. In the residential sector, improvements in the informal and social-housing segments were offset by declines in the mid- to high-income segment. Cement prices during the quarter increased 2% on a year-over-year basis and 3% sequentially, in local-currency terms.

Europe

	January - March				First Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	805	781	3%	12%	805	781	3%	12%
Operating EBITDA	61	37	62%	77%	61	37	62%	77%
Operating EBITDA margin	7.5%	4.8%	2.7pp		7.5%	4.8%	2.7pp	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	12%	12%	11%	11%	13%	13%
Price (USD)	(5%)	(5%)	(5%)	(5%)	(4%)	(4%)
Price (local currency) (*)	4%	4%	3%	3%	3%	3%

In the **Europe** region, our domestic gray cement volumes increased by 12% during the first quarter, while ready-mix and aggregates volumes increased by 11% and 13%, respectively, compared with the same period last year on a like-to-like basis. Cement volumes increased in the United Kingdom, Germany, Poland, the Czech Republic and Spain, while ready-mix volumes increased in the United Kingdom, France, Poland, the Czech Republic, Spain and Croatia. Aggregates volumes increased in all of our countries in the region.

Our year-over-year volume performance was driven largely by strong domestic demand and a mild winter across the region compared with the first quarter last year. The infrastructure and residential sectors were the main drivers of demand during the quarter, driven by large infrastructure projects especially in Germany, Poland and France, and favorable residential activity, mainly in Spain, Poland, the United Kingdom and Germany.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 First Quarter Results Page 4

Operating results

Asia, Middle East and Africa

	January - March				First Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	347	375	(8%)	(6%)	347	375	(8%)	(6%)
Operating EBITDA	54	66	(19%)	(18%)	54	66	(19%)	(18%)
Operating EBITDA margin	15.5%	17.7%	(2.2pp)		15.5%	17.7%	(2.2pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(14%)	(14%)	(8%)	(8%)	(9%)	(9%)
Price (USD)	11%	11%	(3%)	(3%)	(1%)	(1%)
Price (local currency) (*)	11%	11%	1%	1%	4%	4%

Our domestic gray cement volumes in the **Asia, Middle East and Africa** region decreased by 14% during the first quarter, on a year-over-year basis. Ready-mix and aggregates volumes declined by 8% and 9%, respectively, compared with the first quarter of 2018.

In the **Philippines**, our domestic gray cement volumes decreased by 1% during the quarter on a year-over-year basis with activity still recovering at the start of the year, after the landslide that took place last September. Cement volumes in the quarter were supported by the residential and infrastructure sectors.

In **Egypt**, our domestic gray cement volumes declined by 31% during the first quarter on a year-over-year basis. The quarterly volume decrease was mainly due to weaker market demand and changes in supply-demand dynamics as temporarily stopped and new capacity came online.

In **Israel**, during the first quarter, our ready-mix volumes declined by 3%, while our aggregates volumes decreased by 4%, year-over-year. This drop in volumes is mainly the result of adverse weather conditions during the quarter.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 First Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	294	343	(14%)	294	343	(14%)
+ Depreciation and operating amortization	268	256		268	256	
Operating EBITDA	562	598	(6%)	562	598	(6%)
- Net financial expense	179	191		179	191	
- Maintenance capital expenditures	120	173		120	173	
- Change in working capital	526	351		526	351	
- Taxes paid	38	50		38	50	
- Other cash items (net)	22	26		22	26	
- Free cash flow discontinued operations	15	6		15	6	
Free cash flow after maintenance capital expenditures	(337)	(198)	(70%)	(337)	(198)	(70%)
- Strategic capital expenditures	36	9		36	9	
Free cash flow	(373)	(207)	(80%)	(373)	(207)	(80%)

In millions of U.S. dollars, except percentages.

During the quarter we used the proceeds from the divestment of the Nordics and Baltics assets and the increase in debt to meet the free cash flow deficit and for other corporate purposes.

Our total debt plus perpetual notes during the quarter reflects a favorable foreign exchange conversion effect of US$54 million.

Information on debt and perpetual notes

	First Quarter			Fourth Quarter
	2019	2018	% var	2018
Total debt [1]	11,231	12,104	(7%)	11,142
Short-term	12%	5%		3%
Long-term	88%	95%		97%
Perpetual notes	443	450	(2%)	444
Total debt plus perpetual notes	11,673	12,554	(7%)	11,586
Cash and cash equivalents	301	311	(3%)	309
Net debt plus perpetual notes	11,372	12,243	(7%)	11,278
Consolidated funded debt [2]	10,955	11,848		10,836
Consolidated leverage ratio [2]	3.88	4.11		3.73
Consolidated coverage ratio [2]	4.28	3.79		4.31

In millions of U.S. dollars, except percentages and ratios.

	First Quarter	
	2019	2018
Currency denomination		
US dollar	61%	66%
Euro	29%	25%
Mexican peso	1%	1%
Other	9%	8%
Interest rate		
Fixed	70%	63%
Variable	30%	37%

(1) Includes convertible notes and leases, in accordance with International Financial Reporting Standards (IFRS).

(2) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April 2, 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our Facilities Agreement dated July 2017, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018.

2019 First Quarter Results Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. dollars, except per ADS amounts)

	January - March				First Quarter			
				like-to-like				like-to-like
INCOME STATEMENT	2019	2018	% var	% var	2019	2018	% var	% var
Net sales	3,238,120	3,341,480	(3%)	1%	3,238,120	3,341,480	(3%)	1%
Cost of sales	(2,238,800)	(2,271,506)	1%		(2,238,800)	(2,271,506)	1%	
Gross profit	999,320	1,069,974	(7%)	(3%)	999,320	1,069,974	(7%)	(3%)
Operating expenses	(705,341)	(727,113)	3%		(705,341)	(727,113)	3%	
Operating earnings before other expenses, net	293,979	342,861	(14%)	(12%)	293,979	342,861	(14%)	(12%)
Other expenses, net	(52,605)	2,093	N/A		(52,605)	2,093	N/A	
Operating earnings	241,374	344,954	(30%)		241,374	344,954	(30%)	
Financial expense	(189,183)	(203,590)	7%		(189,183)	(203,590)	7%	
Other financial income (expense), net	1,253	(58,240)	N/A		1,253	(58,240)	N/A	
Financial income	4,255	4,722	(10%)		4,255	4,722	(10%)	
Results from financial instruments, net	7,649	33,739	(77%)		7,649	33,739	(77%)	
Foreign exchange results	4,261	(83,619)	N/A		4,261	(83,619)	N/A	
Effects of net present value on assets and liabilities and others, net	(14,913)	(13,082)	(14%)		(14,913)	(13,082)	(14%)	
Equity in gain (loss) of associates	1,210	3,325	(64%)		1,210	3,325	(64%)	
Income (loss) before income tax	54,654	86,450	(37%)		54,654	86,450	(37%)	
Income tax	(61,932)	(52,119)	(19%)		(61,932)	(52,119)	(19%)	
Profit (loss) of continuing operations	(7,278)	34,331	N/A		(7,278)	34,331	N/A	
Discontinued operations	61,413	(141)	N/A		61,413	(141)	N/A	
Consolidated net income (loss)	54,135	34,190	58%		54,135	34,190	58%	
Non-controlling interest net income (loss)	15,300	13,940	10%		15,300	13,940	10%	
Controlling interest net income (loss)	38,835	20,251	92%		38,835	20,251	92%	
Operating EBITDA	561,839	598,449	(6%)	(3%)	561,839	598,449	(6%)	(3%)
Earnings (loss) of continued operations per ADS	(0.01)	0.01	N/A		(0.01)	0.01	N/A	
Earnings (loss) of discontinued operations per ADS	0.04	(0.00)	N/A		0.04	(0.00)	N/A	

	As of March 31		
BALANCE SHEET	2019	2018	% var
Total assets	28,900,275	30,187,303	(4%)
Cash and cash equivalents	300,941	311,135	(3%)
Trade receivables less allowance for doubtful accounts	1,633,826	1,714,939	(5%)
Other accounts receivable	311,768	221,013	41%
Inventories, net	1,114,269	1,016,541	10%
Assets held for sale	298,207	90,833	228%
Other current assets	173,500	195,796	(11%)
Current assets	3,832,511	3,550,257	8%
Property, machinery and equipment, net	12,019,816	13,076,082	(8%)
Other assets	13,047,948	13,560,963	(4%)
Total liabilities	18,085,989	19,336,427	(6%)
Current liabilities	5,773,490	5,052,614	14%
Long-term liabilities	8,730,473	9,823,233	(11%)
Other liabilities	3,582,026	4,460,580	(20%)
Total stockholder's equity	10,814,286	10,850,875	(0%)
Non-controlling interest and perpetual instruments	1,568,488	1,564,016	0%
Total controlling interest	9,245,799	9,286,859	(0%)

2019 First Quarter Results Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter			
				like-to-like				like-to-like
NET SALES	2019	2018	% var	% var	2019	2018	% var	% var
Mexico	706,435	800,733	(12%)	(8%)	706,435	800,733	(12%)	(8%)
U.S.A.	878,072	855,521	3%	3%	878,072	855,521	3%	3%
South, Central America and the Caribbean	426,640	454,814	(6%)	(1%)	426,640	454,814	(6%)	(1%)
Europe	805,285	781,115	3%	12%	805,285	781,115	3%	12%
Asia, Middle East and Africa	346,533	374,968	(8%)	(6%)	346,533	374,968	(8%)	(6%)
Others and intercompany eliminations	*75,156*	*74,329*	*1%*	*2%*	*75,156*	*74,329*	*1%*	*2%*
TOTAL	3,238,120	3,341,480	(3%)	1%	3,238,120	3,341,480	(3%)	1%

GROSS PROFIT								
Mexico	373,086	436,230	(14%)	(11%)	373,086	436,230	(14%)	(11%)
U.S.A.	198,598	208,150	(5%)	(6%)	198,598	208,150	(5%)	(6%)
South, Central America and the Caribbean	158,279	165,992	(5%)	0%	158,279	165,992	(5%)	0%
Europe	167,150	152,508	10%	19%	167,150	152,508	10%	19%
Asia, Middle East and Africa	86,933	104,839	(17%)	(15%)	86,933	104,839	(17%)	(15%)
Others and intercompany eliminations	*15,274*	*2,254*	*578%*	*759%*	*15,274*	*2,254*	*578%*	*759%*
TOTAL	999,320	1,069,974	(7%)	(3%)	999,320	1,069,974	(7%)	(3%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	216,828	271,213	(20%)	(17%)	216,828	271,213	(20%)	(17%)
U.S.A.	28,073	39,239	(28%)	(28%)	28,073	39,239	(28%)	(28%)
South, Central America and the Caribbean	78,305	83,777	(7%)	(3%)	78,305	83,777	(7%)	(3%)
Europe	(3,670)	(28,765)	87%	88%	(3,670)	(28,765)	87%	88%
Asia, Middle East and Africa	34,137	47,101	(28%)	(26%)	34,137	47,101	(28%)	(26%)
Others and intercompany eliminations	*(59,694)*	*(69,703)*	*14%*	*8%*	*(59,694)*	*(69,703)*	*14%*	*8%*
TOTAL	293,979	342,861	(14%)	(12%)	293,979	342,861	(14%)	(12%)

2019 First Quarter Results Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - March				First Quarter			
				like-to-like				like-to-like
OPERATING EBITDA	2019	2018	% var	% var	2019	2018	% var	% var
Mexico	255,199	308,063	(17%)	(14%)	255,199	308,063	(17%)	(14%)
U.S.A.	129,625	130,704	(1%)	(1%)	129,625	130,704	(1%)	(1%)
South, Central America and the Caribbean	102,667	107,302	(4%)	(0%)	102,667	107,302	(4%)	(0%)
Europe	60,620	37,358	62%	77%	60,620	37,358	62%	77%
Asia, Middle East and Africa	53,604	66,233	(19%)	(18%)	53,604	66,233	(19%)	(18%)
Others and intercompany eliminations	*(39,875)*	*(51,212)*	*22%*	*13%*	*(39,875)*	*(51,212)*	*22%*	*13%*
TOTAL	561,839	598,449	(6%)	(3%)	561,839	598,449	(6%)	(3%)

OPERATING EBITDA MARGIN								
Mexico	36.1%	38.5%			36.1%	38.5%		
U.S.A.	14.8%	15.3%			14.8%	15.3%		
South, Central America and the Caribbean	24.1%	23.6%			24.1%	23.6%		
Europe	7.5%	4.8%			7.5%	4.8%		
Asia, Middle East and Africa	15.5%	17.7%			15.5%	17.7%		
TOTAL	17.4%	17.9%			17.4%	17.9%		

2019 First Quarter Results Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter		
	2019	2018	% var	2019	2018	% var
Consolidated cement volume [1]	14,933	15,901	(6%)	14,933	15,901	(6%)
Consolidated ready-mix volume	12,085	12,200	(1%)	12,085	12,200	(1%)
Consolidated aggregates volume	34,380	33,312	3%	34,380	33,312	3%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - March 2019 vs. 2018	First Quarter 2019 vs. 2018	First Quarter 2019 vs. Fourth Quarter 2018
Mexico	(15%)	(15%)	(18%)
U.S.A.	(4%)	(4%)	(6%)
South, Central America and the Caribbean	(1%)	(1%)	(1%)
Europe	12%	12%	(10%)
Asia, Middle East and Africa	(14%)	(14%)	5%

READY-MIX VOLUME			
Mexico	(11%)	(11%)	(13%)
U.S.A.	1%	1%	(3%)
South, Central America and the Caribbean	(6%)	(6%)	(3%)
Europe	11%	11%	(11%)
Asia, Middle East and Africa	(8%)	(8%)	(8%)

AGGREGATES VOLUME			
Mexico	(6%)	(6%)	(14%)
U.S.A.	5%	5%	1%
South, Central America and the Caribbean	(14%)	(14%)	0%
Europe	13%	13%	(11%)
Asia, Middle East and Africa	(9%)	(9%)	(9%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2019 First Quarter Results

Page 10

Operating results

Price Summary

Variation in U.S. dollars

DOMESTIC GRAY CEMENT PRICE	January - March 2019 vs. 2018	First Quarter 2019 vs. 2018	First Quarter 2019 vs. Fourth Quarter 2018
Mexico	(0%)	(0%)	8%
U.S.A.	4%	4%	1%
South, Central America and the Caribbean (*)	(4%)	(4%)	2%
Europe (*)	(5%)	(5%)	5%
Asia, Middle East and Africa (*)	11%	11%	4%

READY-MIX PRICE			
Mexico	0%	0%	6%
U.S.A.	2%	2%	1%
South, Central America and the Caribbean (*)	(8%)	(8%)	2%
Europe (*)	(5%)	(5%)	4%
Asia, Middle East and Africa (*)	(3%)	(3%)	3%

AGGREGATES PRICE			
Mexico	(1%)	(1%)	7%
U.S.A.	1%	1%	(1%)
South, Central America and the Caribbean (*)	(3%)	(3%)	(1%)
Europe (*)	(4%)	(4%)	7%
Asia, Middle East and Africa (*)	(1%)	(1%)	12%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - March 2019 vs. 2018	First Quarter 2019 vs. 2018	First Quarter 2019 vs. Fourth Quarter 2018
Mexico	3%	3%	4%
U.S.A.	4%	4%	1%
South, Central America and the Caribbean (*)	2%	2%	1%
Europe (*)	4%	4%	5%
Asia, Middle East and Africa (*)	11%	11%	2%

READY-MIX PRICE			
Mexico	4%	4%	2%
U.S.A.	2%	2%	1%
South, Central America and the Caribbean (*)	(1%)	(1%)	(0%)
Europe (*)	3%	3%	4%
Asia, Middle East and Africa (*)	1%	1%	1%

AGGREGATES PRICE			
Mexico	3%	3%	2%
U.S.A.	1%	1%	(1%)
South, Central America and the Caribbean (*)	4%	4%	(2%)
Europe (*)	3%	3%	6%
Asia, Middle East and Africa (*)	4%	4%	9%

(*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 First Quarter Results Page 11

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

Millions of U.S. dollars	First Quarter 2019 Notional Amount	First Quarter 2019 Fair Value	First Quarter 2018 Notional Amount	First Quarter 2018 Fair Value	Fourth Quarter 2018 Notional Amount	Fourth Quarter 2018 Fair Value
Exchange rate derivatives (1)	1,524	(23)	1,216	(55)	1,249	2
Equity related derivatives (2)(5)	111	7	168	1	111	1
Interest rate swaps (3)	1,126	(16)	137	15	1,126	(8)
Fuel derivatives (4)	104	(1)	67	14	122	(14)
	2,865	(33)	1,588	(25)	2,608	(19)

(1) *Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.*

(2) *Equity derivatives related to options on the Parent Company's own shares and to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.*

(3) *As of March 31, 2018, includes Interest-rate swap derivatives related to our long-term energy contracts. In addition, as of March 31, 2019, includes interest-rate swap instruments related to bank loans with a nominal amount of US$1,000 million.*

(4) *Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.*

(5) *As required by IFRS, the equity related derivatives fair market value as of March 31, 2019 and 2018 includes a liability of US$1 million and of US$6 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of March 31, 2019, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$33 million, including a liability of US$1 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	14,983,856,154
Stock-based compensation	2,413,367
End-of-quarter CPO-equivalent units outstanding	14,986,269,521

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of March 31, 2019 were 20,541,277.

CEMEX also has outstanding mandatorily convertible securities which, upon conversion in November of 2019, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.

Change in reporting currency to U.S. Dollar

In its quarterly report to the Mexican Stock Exchange (*Bolsa Mexicana de Valores*) for the three-month period ended March 31, 2019, CEMEX informed that based on International Accounting Standard 21, *The Effects of Changes in Foreign Exchange Rates* ("IAS 21") under International Financial Reporting Standards ("IFRS") and with the authorization of CEMEX, S.A.B. de C.V.'s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its reporting currency prospectively from the Mexican peso to the United States Dollar (the "U.S. Dollar") beginning on March 31, 2019 and for each subsequent period and established that the new presentation currency is preferable considering the following factors:

- For a consolidated group that comprises operations with a number of functional currencies, it is a decision of each entity to select its reporting currency under IAS 21, which may be the currency that management uses when controlling and monitoring the performance and financial position of the group. In the case of CEMEX, management uses the U.S. dollar for these purposes;
- The Company believes that reporting its consolidated financial information using the U.S. dollar will improve and facilitate the analysis to a broad range of users (rating agencies, analysts, investors and lenders, among others) of the Company's consolidated financial statements, whom until December 31, 2018 relied in convenience translations to U.S. dollars of our financial information in pesos, which were determined using a methodology not based in IFRS; and
- The use of the U.S. dollar as reporting currency will also improve the comparison of the CEMEX's consolidated financial statements with those of other global entities.

The change in reporting currency does not affect the impact of CEMEX's transactions in its financial statements, does not affect negatively or positively our financial position, does not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. dollars or other currencies and does not change in any form the several functional currencies used in each unit within CEMEX.

2019 First Quarter Results Page 12

Other information

Newly issued IFRS effective in 2019

IFRS 16, Leases ("IFRS 16")

In summary, beginning January 1, 2019, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Millions of U.S. Dollars)		As of January 1, 2017
Assets for the right-of-use (1)	$	1,364
Deferred tax assets		13
Lease financial liabilities		1,480
Deferred tax liabilities		0
Retained earnings (2)	$	(103)

(1) *Includes US$24 million of property, plant and equipment reclassified to assets for the right-of-use related to financial leases at the date of adoption.*

(2) *The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.*

CEMEX modified the previously reported income statement for the three-month period ended March 31, 2018 to give effect to the retrospective adoption of IFRS 16, as follows:

SELECTED INFORMATION INCOME STATEMENT	As originally reported (3)		As modified	
(Millions of U.S. dollars)	Jan-Mar	First Quarter	Jan-Mar	First Quarter
Revenues	3,341	3,341	3,341	3,341
Cost of sales	(2,277)	(2,277)	(2,272)	(2,272)
Operating expenses	(733)	(733)	(727)	(727)
Other (expenses) income, net	2	2	2	2
Financial (expenses) income and others, net	(240)	(240)	(259)	(259)
Earnings before income tax	93	93	86	86
Income tax	(52)	(52)	(52)	(52)
Earnings from continuing operations	41	41	34	34

(3) *Original income statement excludes discontinued operations of the Baltic and Nordic assets and the operating segment in Brazil and it was prepared to present the information before the adoption of IFRS 16.*

As of March 31, 2019 and December 31, 2018, assets for the right-of-use amounted to US$1,238 million and US$1,296 million, respectively. In addition, financial liabilities related to lease contracts amounted to US$1,211 million as of March 31, 2019 and US$1,194 million as of December 31, 2018 and were included within "Other financial liabilities."

Discontinued operations and other disposal groups

Discontinued operations

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group SCHWENK, for a price equivalent to approximately US$387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX's approximate 38% indirect interest in one cement production plant in Akmene in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX's operations of these disposed assets for the period from January 1 to March 29, 2019 and for the three-month period ended March 31, 2018 are reported net of tax in the single line item "Discontinued operations," generating in 2019 a gain on sale of approximately US$66 million, which includes the recycling to the income statement of currency translation effects of approximately US$31 accrued in equity until the date of disposal.

On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised mainly of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments and before withholding taxes. CEMEX's operations for its operating segment in Brazil for the three-month period ended March 31, 2018 are reported net of tax in the single line item "Discontinued operations."

The following table presents condensed combined information of the income statements of CEMEX discontinued operations of: a) the Baltic and Nordic assets for the period from January 1 to March 29, 2019 and for the three-month period ended March 31, 2018, and b) the operating segment in Brazil for the three-month period ended March 31, 2018:

INCOME STATEMENT	Jan-Mar		First Quarter	
(Millions of U.S. Dollars)	2019	2018	2019	2018
Sales	29	42	29	42
Cost of sales and operating	(30)	(40)	(30)	(40)
Other expenses, net	1	(0)	1	(0)
Interest expense, net and others	(5)	(2)	(5)	(2)
Income (loss) before income tax	(5)	(0)	(5)	(0)
Income tax	(0)	(0)	(0)	(0)
Net income (loss)	(5)	(0)	(5)	(0)
Non-controlling interest net income	(0)	(0)	(0)	(0)
Controlling interest net income	(5)	(0)	(5)	(0)
Net gain on sale	66	0	66	0
Discontinued operations	61	(0)	61	(0)

2019 First Quarter Results Page 13

Other information

Assets held for sale and related liabilities

On March 19, 2019, CEMEX announced it has signed binding agreements for the sale of aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for approximately €87 million consisting in 13 aggregates quarries and 18 ready-mix facilities. The closing of this transaction is subject to the satisfaction of standard conditions for this type of transaction, which includes authorization by regulators.

In addition, on March 29, 2019, CEMEX announced it has signed final agreements with Çimsa Çimento Sanayi Ve Ticaret A.S., to divest CEMEX's white cement business, including its Buñol cement plant in Spain, for approximately US$180 million. CEMEX currently expects it could close this divestment during the second half of 2019. The proposed divestment does not include CEMEX's white cement business in Mexico as well as the investment in Lehigh White Cement in the U.S.

On April 8, 2019, CEMEX entered into binding agreements with several counterparties for the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of approximately €31.8 million. The transaction is subject to several customary authorizations and CEMEX expects to conclude this sale during the third quarter 2019. As of March 31, 2019, the assets and liabilities of this business are presented as assets held for sale and liabilities directly related in the statement of financial position, including a proportional allocation of goodwill related to this reporting segment of US$22 million.

As of March 31, 2019, assets and liabilities related to the three transactions described above are presented in the statement of financial position in the line items of "Assets held for sale" and "Liabilities directly related to assets held for sale," respectively. At the same date discontinued operations treatment is under assessment.

2019 First Quarter Results

Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX will report its consolidated results in U.S. Dollars.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equals investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equals investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter	
	2019	2018	2019	2018	2019	2018
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.27	18.58	19.27	18.58	19.40	18.31
Euro	0.8807	0.8124	0.8807	0.8124	0.8914	0.813
British pound	0.7606	0.7131	0.7606	0.7131	0.7676	0.7131

Amounts provided in units of local currency per U.S. dollar.

2019 First Quarter Results Page 15